UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lindner, David O.
   c/o Kirlin Holding corp.
   6901 Jericho Turnpike
   Syosset, NY  11791
   USA
2. Issuer Name and Ticker or Trading Symbol
   Kirlin Holding Corp.
   KILN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October 30, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Unit Purchase Option (|$120,000|10/30|P   | |0.13725 -  |A,D|05/01|04/30|(1)         |(1)    |$9.14  |0.13725     |D  |-           |
1)                    |        |/01  |    |-|           |   |/02  |/06  |            |       |       |            |   |            |
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Stock Option          |$1.1737 |10/1/|A   |V|33,141 -   |A,D|10/1/|9/30/|Common Stock|33,141 |$1.1737|33,141      |D  |-           |
                      |        |01   |    | |           |   |01   |11   |            |       |       |            |   |            |
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                      |        | `   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Reporting Person acquired an option to purchase 0.13725 Units, each Unit consisting of (i) 100,000 shares of Issuer's common stock, (ii) 50,000
Class A Warrants to purchase shares of Issuer's common stock, at an exercise price of $1.50 per share, and (iii) 50,000 Class B Warrants to purchase shares of Issuer's common stock at an exercise price of $2.50 per share. Each Unit Purchase Option is exercisable at $120,000 per Unit.
The Class A and B Warrants are exercisable from May 1, 2002 until April 30, 2006. The Reporting Person has the right to acquire an aggregate of
27,450 shares of common stock if the Unit Purchase Option and underlying Class A Warrants and Class B Warrants are fully exercised.
SIGNATURE OF REPORTING PERSON
/s/              David O. Lindner
DATE
November 12, 2001